centrica

taking care of the essentials

82-4578

03 APR 22 AM 7:21

FAX MESSAGE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	22 April, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)


03022329

Please find following a Stock Exchange Announcement recently released.

Secretariat

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This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD

22 April, 2003

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica adds to electricity generation capacity

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

22 April 2003

Centrica adds to electricity generation capacity

Centrica plc today announced it has entered into an agreement to acquire the 229MW Roosecote gas fired power station in Barrow in Furness, Cumbria from the administrative receivers of Lakeland Power Limited, KPMG's Michael McLoughlin and Michael Seery.

The acquisition is expected to complete in mid May for a payment of £24 million, funded from existing group resources.

This transaction increases Centrica's total generation capacity to 1934MW. Combined with previous generation acquisitions, the transaction will help to meet approximately 22 per cent of peak day demand cover for Centrica's domestic and commercial customers.

Centrica will take over responsibility for the operation and management of the station which has achieved one of the highest availability records for all UK combined cycle gas turbine (CCGT) plants since construction in 1991. Pending completion of TUPE employee consultations, thirty three staff will be transferred to Centrica from Lakeland Power Limited and Alstom Power Limited. Centrica will remain the gas supplier to the power station which is located adjacent to its Barrow gas terminals.

Sir Roy Gardner, Chief Executive of Centrica, said: "We are continuing to see strong progress in our electricity business and this transaction is a positive move to reflect Centrica's continued expansion in both the residential and commercial electricity market. This is also in line with our risk management strategy to generate a significant proportion of peak electricity requirements from our own portfolio, providing increased long term stability and support against electricity price fluctuations and spikes."

Notes:

1. Today's announcement follows Centrica's acquisition in 2001 of two gas fired power stations at King's Lynn and Peterborough, providing 705MW of generation capacity, a 60 per cent interest in Humber Power Ltd, owners and operators of a 1260MW gas fired plant in Lincolnshire and the acquisition of the 240MW Glanford Brigg gas fired plant in Lincolnshire in July 2002. Centrica's wholly owned subsidiary, British Gas Trading Limited, entered into an innovative energy tolling agreement in May 2002 to acquire rights to the total capacity of an 860 MW gas-fired power plant to be built in Spalding, Lincolnshire. The plant is expected to be operational by the end of 2004.